

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2013

Via E-mail
Valerie Kendall
Chief Financial Officer
Jacksonville Bancorp, Inc.
100 North Laura Street, Suite 1000
Jacksonville, Florida 32202

> **Re:** **Jacksonville Bancorp, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed January 10, 2013**
> **File No. 000-30248**

Dear Ms. Kendall:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Christian Windsor

Christian Windsor
Special Counsel